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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                            COX COMMUNICATIONS, INC.
                           (Name of Subject Company)

                            COX COMMUNICATIONS, INC.
                      (Names of Persons Filing Statement)

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                CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

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                                   224044 10 7
                      (CUSIP Number of Class of Securities)

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                                 Jimmy W. Hayes
                            Cox Communications, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319
                            Telephone: (404) 843-5000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

Cox Communications today filed its quarterly report on Form 10-Q for the quarter ended June 30, 2004 (the "10-Q") with the Securities and Exchange Commission. Printed below is an excerpt from the 10-Q discussing certain lawsuits filed against Cox Communications in Delaware and Georgia with respect to Cox Enterprises' proposal to acquire the outstanding, publicly-held minority interest in Cox:

    "Nine purported class action lawsuits have been filed naming Cox and each of its directors as defendants. Eight of the lawsuits also name Cox Enterprises, Inc. (CEI) as a defendant. The complaints allege, among other things, that the defendants have breached their fiduciary duties to the stockholders of Cox in connection with CEI's proposal to acquire the outstanding publicly held minority interest in Cox. The complaints also seek variously the certification of a class of Cox stockholders, preliminary and permanent injunctive relief prohibiting the defendants from proceeding with CEI's proposal or requiring them to take certain actions with respect to CEI's proposal, an accounting or compensatory damages (except in one instance), attorneys' fees and costs, and other relief, and in certain complaints, rescission or other damages in the event CEI's proposal is consummated.

    On August 2, 2004, the following lawsuits were filed in the Delaware Court of Chancery: Smith v. Cox Communications Inc. et al.; Wilson v. Cox Enterprises Inc., et al.; Steiner v. Cox Communications Inc., et al.; Guerin v. Cox Enterprises Inc. et al.; Eastside Investors LLP v. Cox Communications Inc., et al.; and Hill v. Cox Communications Inc., et al. On August 3, 2004, an additional action captioned Schaefer v. Cox Communications, Inc., et al. was filed in the Delaware Court of Chancery. The outcome of these actions cannot be predicted at this time.

    Also on August 2, 2004, two other purported shareholders of Cox also filed lawsuits in the Superior Court of Fulton County, Georgia: Brody
    v. Cox Communications, Inc., et al.; and Golombuski v. Kennedy, et al. In addition to the allegations set forth above, the complaint in the Golombuski action also alleges derivative claims on behalf of Cox for corporate waste, abuse of control, breach of fiduciary duty and unjust enrichment. The outcome of these actions cannot be predicted at this time."

If a tender offer for Cox Communications shares is commenced, you are urged to read Cox Communications' solicitation/recommendation statement, as filed with the Securities and Exchange Commission (SEC), when it becomes available. You may obtain a free copy of the solicitation/recommendation statement (when and if available) and other documents filed by Cox Communications and Cox Enterprises at the SEC's web site at www.sec.gov.